                                                                    EXHIBIT 99.5


                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C. 20549





                                    FORM 8-K



                                 CURRENT REPORT



     PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934



Date of report (Date of earliest event reported): February 1, 2001
                                                 -------------------------------


                            FLOWERS INDUSTRIES, INC.
         --------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


Georgia                               1-9787                          58-0244940
--------------------------------------------------------------------------------
(State or other jurisdiction       (Commission               (IRS employer
      of incorporation)            File Number)              Identification No.)


    1919 Flowers Circle, Thomasville, GA                                   31757
    ----------------------------------------------------------------------------
    (Address of principal executive offices)                          (Zip Code)


Registrant's telephone number, including area code:         (229) 226-9110
                                                    ----------------------------

ITEM 5.  OTHER EVENTS.

         On February 1, 2001, Flowers Industries, Inc. (the "Company") issued a press release announcing the results of its fourth quarter and fiscal year ended December 30, 2000. Before unusual items, net income was $.16 per share for the quarter and $.44 per share for the year, compared to $.15 per share for last year's fourth quarter, and $.28 per share reported for fiscal year 1999. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


Item 7(c) - Exhibits

         99.1     Press Release by Flowers Industries, Inc., dated
                  February 1, 2001.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        FLOWERS INDUSTRIES, INC.



                                        By: /s/ G. Anthony Campbell
                                           -------------------------------------
                                           Name:  G. Anthony Campbell
                                                 -------------------------------
                                           Title:  Secretary and General Counsel
                                                  ------------------------------

Date: February 6, 2001

                                  EXHIBIT INDEX

                    EXHIBIT NUMBER                     EXHIBIT
                         99.1              Press Release by Flowers Industries,
                                           Inc., dated February 1, 2001.

                                                                    EXHIBIT 99.1

-  February 1, 2001 Company Press Release  Source: Flowers Industries (NYSE:FLO)
-
-  FLOWERS INDUSTRIES REPORTS FOURTH QUARTER AND 2000 RESULTS


         THOMASVILLE, GA--Flowers Industries (NYSE: FLO) today reported results for its fourth quarter and fiscal year ended December 30, 2000.

         Sales for the 12-week quarter ended December 30, 2000 were $1.06 billion, an increase of 4.8% over the $1.01 billion recorded for the same period a year ago. Including all charges and insurance proceeds, net income for the fourth quarter was $10.28 million, or $.10 per share, compared to $19.30 million or $.19 per share for the same period a year ago. Before unusual items, net income for the quarter was $.16 per share, compared to $.15 per share for last year's fourth quarter.

         Sales for fiscal 2000 were $4.38 billion, an increase of 3.3% over the $4.24 billion reported last year. Including all charges and insurance proceeds, net income for fiscal 2000 was $45.53 million, or $.45 per share, compared to $7.29 million, or $.07 per share, reported for fiscal 1999. Before unusual items, net income for the year was $.44 per share compared to the $.28 per share reported for fiscal 1999.

         During the fourth quarter, Flowers Industries recorded non-recurring charges totaling $19.13 million. Non-recurring charges for the year, net of reversals, of $ 16.71 million were recorded. During the fourth quarter, Mrs. Smith's Bakeries, Flowers Industries' frozen baked foods unit, received insurance proceeds of $12.42 million. For the full year, Mrs. Smith's received $17.19 million in insurance proceeds.

         Flowers Bakeries, the company's fresh baked foods unit, recorded higher sales, but lower operating income compared to last year. Flowers Bakeries' sales in fiscal 2000 were $1.02 billion, a 5.7% increase over sales last year. For the 12-week period, sales were $233.98 million, a 7% increase over the same period last year. Flowers Bakeries' operating income or EBIT (Earnings Before Interest and Taxes) for the year was $62.92 million, a decrease of 6.1% from the $67.0 million reported for fiscal 1999. For the fourth quarter, Flowers Bakeries' operating income was $7.32 million, a 46.8% decrease from the $13.76 million reported for the same quarter last year. Flowers Bakeries' fiscal 2000 results include an adjustment of $1.15 million made to reverse part of a non-recurring charge that was taken in fiscal 1998.

         "Higher operating costs severely impacted Flowers Bakeries' results for the year, especially in the fourth quarter," said Amos R. McMullian, chairman of the board and chief executive officer of Flowers Industries. "Increased energy costs for production and distribution were a significant factor and we continued to experience cost issues in our northern region due to inadequate bun capacity. This will be addressed when our facility in Norfolk is opened in the spring of 2001."

         Mrs. Smith Bakeries reported external sales for 2000 of $603.75 million, a decrease of 0.5% from last year's $606.54 million. For the fourth quarter, external sales increased slightly to $180.17 million from last year's $180.09 million. Mrs. Smith's operating loss for the year was $28.03 million, compared to last year's loss of $53.26 million. For the fourth quarter, Mrs. Smith's operating income was $2.46 million, compared to a loss of $2.55 million in the same quarter last year. "Mrs. Smith's continues to make progress each quarter and their improvement over last year is evident. We expect this improvement to continue," McMullian said.

         During the fourth quarter of fiscal 2000, Mrs. Smith's Bakeries reported a non-recurring charge of $18.86 million resulting from a write-down of intangible assets related to certain businesses acquired in prior years and the closure of a bakery operation in Georgia. In the fourth quarter, Mrs. Smith's received insurance proceeds of $12.42 million related to costs of mechanical breakdown and product contamination at certain plants during fiscal 1999. A portion of these costs is covered by company insurance policies and Mrs. Smith's filed claims under these policies for covered losses. For the year 2000, Mrs. Smith's recovered a total of $17.19 million in insurance proceeds related to these claims. Mrs. Smith's continues to pursue recovery under various insurance policies for additional covered losses. The claims process is lengthy and its outcome cannot be predicted with certainty.

         Keebler Foods (NYSE: KBL), the national cookie and cracker company in which Flowers Industries is the majority shareholder, reported sales of $2.76 billion for the year, an increase of 3.3% over last year's $2.67 billion. For the fourth quarter, sales increased 5.4%, to $645.32 million. Operating income for the year was $327.48 million, an increase of 24.1% over last year's $263.90 million. For the quarter, operating income was $91.60 million, an increase of 12.3% over the same quarter last year. Keebler's fiscal 2000 results include an adjustment of $996,000 made to reverse part of a non-recurring charge that was taken in fiscal 1999.

         For the fourth quarter and fiscal year, the amount reported for Flowers Industries in the segment data table that follows represents unallocated costs. For the year, these costs were $32.15 million, down slightly from last year's $33.31 million. For the fourth quarter, unallocated corporate costs were $8.92 million, up from $6.63 million last year due in large part to increased expenses related to Flowers' restructuring transaction.

         Flowers Industries announced on October 26, 2000, that it had reached an agreement to sell its majority stake in Keebler to the Kellogg Company. As part of this transaction, Flowers Industries also announced that it would spin-off a company called Flowers Foods that would be comprised of its two other business units--Flowers Bakeries and Mrs. Smith's Bakeries. Flowers Industries filed amended preliminary proxy materials related to the sale and spin-off with the U.S. Securities and Exchange Commission in January 2001. Dates related to the sale and spin-off will be available when these proxy materials are finalized and distributed.

         Upon completion of the transaction, Flowers Foods' historical financial data will treat Keebler as a discontinued operation.

         "We are looking forward to the culmination of the Keebler transaction," McMullian said. "After the transaction, our focus will be on operating Flowers Foods' business units and creating long-term value for our shareholders."

         Flowers Foods is expected to trade on the New York Stock Exchange under the Flowers Industries symbol FLO. Like its predecessor Flowers Industries, Flowers Foods will focus on growth opportunities in packaged baked foods.

         Flowers Industries (NYSE: FLO), headquartered in Thomasville, Ga., is a national branded baked foods company which produces and markets a full line of fresh and frozen packaged baked foods for retail, foodservice, in-store bakery, institutional and vend providers. These products are sold under such well-known brands as Mrs. Smith's, Nature's Own, and Cobblestone Mill. Flowers Industries also holds a majority interest in Keebler Foods.

         Due to Flowers Industries' pending transaction involving the spin-off of Flowers Foods and sale of Keebler, the company will not hold a conference call in conjunction with this earnings release. A final Form 10 Registration Statement for Flowers Foods will be filed with the Securities and Exchange Commission and a definitive Proxy Statement will be mailed to Flowers Industries shareholders in the near future. The company expects to complete the transaction in the first quarter. Flowers Foods intends to hold a conference call shortly after the transaction is completed.

                            FLOWERS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENT OF INCOME
                     (000's omitted, except per share data)

                                                                              For the 12 - Week Period Ended
                                                                  -----------------------------------------------------    Percent
                                                                      DECEMBER 30, 2000              January 1, 2000       Change
                                                                  ------------------------       ----------------------    -------
Sales                                                             $  1,059,464      100.0%       $ 1,010,759     100.0%      4.8%
Materials, supplies, labor and other production costs                  474,468       44.8            460,761      45.6
                                                                  ------------  ---------        -----------  --------
Gross margin                                                           584,996       55.2            549,998      54.4       6.4%
Selling, marketing and administrative expenses                         451,896       42.7            426,471      42.2
Depreciation and amortization                                           40,643        3.8             37,379       3.7
Insurance proceeds                                                     (12,419)      (1.2)                 0       0.0
Non-recurring charge                                                    19,132        1.8             (8,853)     (0.9)
                                                                  ------------  ---------        -----------  --------
Income from operations (EBIT)                                           85,744        8.1             95,001       9.4
Interest expense, net                                                   26,247        2.5             18,460       1.8
                                                                  ------------  ---------        -----------  --------
Income before income taxes and minority interest                        59,497        5.6             76,541       7.6
Income taxes                                                            24,196        2.3             37,158       3.7
                                                                  ------------  ---------        -----------  --------
Income before minority interest                                         35,301        3.3             39,383       3.9
Minority interest                                                      (25,019)      (2.4)           (20,087)     (2.0)
                                                                  ------------  ---------        -----------  --------
Net income                                                        $     10,282        1.0%       $    19,296       1.9%
                                                                  ============  =========        ===========  ========

EBITDA from Operations                                            $    133,100       12.6%       $   123,527      12.2%      7.7%
                                                                  ============  =========        ===========  ========

Diluted Net Income Per Common Share:
    Net income per share                                          $       0.10                   $      0.19
                                                                  ============                   ===========
    Weighted average shares outstanding                                100,253                       100,529
                                                                  ============                   ===========

Cash Dividends Paid Per Common Share                              $     0.1325                   $    0.1325
                                                                  ============                   ===========

RECONCILIATION OF NET INCOME TO INCOME BEFORE UNUSUAL ITEMS:
    Net income                                                    $     10,282                   $    19,296
    Non-recurring (credit)/charge and insurance proceeds,
    net of tax benefit                                                   5,665                        (4,459)
                                                                  ------------                   -----------
    Income before unusual items                                   $     15,947                   $    14,837
                                                                  ============                   ===========

    Diluted net income per common share                           $       0.10                   $      0.19
    Non-recurring (credit)/charge and insurance proceeds,
    net of tax benefit                                                    0.06                         (0.04)
                                                                  ------------                   -----------
    Income per share before unusual items                         $       0.16                   $      0.15
                                                                  ============                   ===========

                            FLOWERS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENT OF INCOME
                     (000's omitted, except per share data)

                                                                                   For the 52 - Week Period Ended
                                                                           --------------------------------------------    Percent
                                                                            DECEMBER 30, 2000        January 1, 2000       Change
                                                                           -------------------    ---------------------    ------
Sales                                                                      $4,376,930   100.0%    $  4,236,010   100.0%      3.3%
Materials, supplies, labor and other production costs                       1,979,713    45.2        2,001,956    47.3
                                                                           ----------   -----     ------------   -----
Gross margin                                                                2,397,217    54.8        2,234,054    52.7       7.3%
Selling, marketing and administrative expenses                              1,897,214    43.3        1,845,101    43.6
Depreciation and amortization                                                 169,788     3.9          144,619     3.4
Insurance proceeds                                                            (17,193)   (0.4)               0     0.0
Non-recurring charge                                                           16,708     0.4           60,355     1.4
                                                                           ----------   -----     ------------   -----
Income from operations (EBIT)                                                 330,700     7.6          183,979     4.3      79.7%
Interest expense, net                                                         112,484     2.6           80,865     1.9
                                                                           ----------   -----     ------------   -----
Income before income taxes and minority interest                              218,216     5.0          103,114     2.4
Income taxes                                                                   92,311     2.1           56,260     1.3
                                                                           ----------   -----     ------------   -----
Income before minority interest                                               125,905     2.9           46,854     1.1
Minority interest                                                             (80,378)   (1.8)         (39,560)   (0.9)
                                                                           ----------   -----     ------------   -----
Net income                                                                 $   45,527     1.0%    $      7,294     0.2%
                                                                           ==========   =====     ============   =====

EBITDA from Operations                                                     $  500,003    11.4%    $    388,953     9.2%     28.6%
                                                                           ==========   =====     ============   =====

Diluted Net Income Per Common Share:
    Net income per share                                                   $     0.45             $       0.07
                                                                           ==========             ============
    Weighted average shares outstanding                                       100,330                  100,420
                                                                           ==========             ============

Cash Dividends Paid Per Common Share                                       $   0.5300             $     0.5150
                                                                           ==========             ============

RECONCILIATION OF NET INCOME TO INCOME BEFORE UNUSUAL ITEMS:
    Net income                                                             $   45,527             $      7,294
    Non-recurring (credit)/charge and insurance proceeds, net of tax
    benefit and minority interest                                                (841)                  20,378
                                                                           ----------             ------------
    Income before unusual items                                            $   44,686             $     27,672
                                                                           ==========             ============

    Diluted net income per common share                                    $     0.45             $       0.07
    Non-recurring (credit)/charge and insurance proceeds, net of tax
    benefit and minority interest                                               (0.01)                    0.21
                                                                           ----------             ------------
    Income per share before unusual items                                  $     0.44             $       0.28
                                                                           ==========             ============

'
                            FLOWERS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                Segment Reporting
                                 (000's omitted)

                                           For the 12 - Week Period Ended         For the 52 - Week Period Ended
                                         -----------------------------------  --------------------------------------
                                         DECEMBER 30, 2000   January 1, 2000  DECEMBER 30, 2000     January 1, 2000
                                         -----------------   ---------------  -----------------     ---------------
Sales:
   Flowers Bakeries, Inc.                  $   233,978       $   218,620       $ 1,016,235               $   961,699
   Mrs. Smith's Bakeries, Inc.                 194,138           193,053           666,170                   673,133
   Keebler Foods Company                       645,315           612,047         2,756,950                 2,667,771
   Eliminations (1)                            (13,967)          (12,961)          (62,425)                  (66,593)
                                           -----------       -----------       -----------               -----------
                                           $ 1,059,464       $ 1,010,759       $ 4,376,930               $ 4,236,010
                                           ===========       ===========       ===========               ===========


EBITDA from Operations:
   Flowers Bakeries, Inc.                  $    16,662       $    21,757       $   101,144               $    99,860
   Mrs. Smith's Bakeries, Inc.                   9,199             3,448               360                   (33,129)
   Keebler Foods Company                       114,336           103,040           422,755                   348,028
   Flowers Industries, Inc.                     (7,097)           (4,718)          (24,256)                  (25,806)
                                           -----------       -----------       -----------               -----------
                                           $   133,100       $   123,527       $   500,003               $   388,953
                                           ===========       ===========       ===========               ===========


Insurance Proceeds
   Mrs. Smith's Bakeries, Inc.             $    12,419       $         0       $    17,193               $         0
                                           ===========       ===========       ===========               ===========


Non-Recurring Charge/(Credit):
   Flowers Bakeries, Inc.                          274            (1,120)           (1,154)                   (1,120)
   Mrs. Smith's Bakeries, Inc.                  18,858            (4,874)           18,858                    (4,874)
   Keebler Foods Company                             0            (2,859)             (996)                   66,349
                                           -----------       -----------       -----------               -----------
                                           $    19,132       $    (8,853)      $    16,708               $    60,355
                                           ===========       ===========       ===========               ===========


Depreciation and Amortization:
   Flowers Bakeries, Inc.                  $     9,341       $     7,999       $    38,225               $    32,865
   Mrs. Smith's Bakeries, Inc.                   6,742             5,998            28,392                    20,127
   Keebler Foods Company                        22,733            21,474            95,280                    84,125
   Flowers Industries, Inc.                      1,827             1,908             7,891                     7,502
                                           -----------       -----------       -----------               -----------
                                           $    40,643       $    37,379       $   169,788               $   144,619
                                           ===========       ===========       ===========               ===========


Income (loss) from Operations (EBIT):
   Flowers Bakeries, Inc.                  $     7,321       $    13,758       $    62,919               $    66,995
   Mrs. Smith's Bakeries, Inc.                   2,457            (2,550)          (28,032)                  (53,256)
   Keebler Foods Company                        91,603            81,566           327,475                   263,903
   Flowers Industries, Inc.                     (8,924)           (6,626)          (32,147)                  (33,308)
   Insurance Proceeds                           12,419                 0            17,193                         0
   Non-recurring Charge/(Credit)               (19,132)            8,853           (16,708)                  (60,355)
                                           -----------       -----------       -----------               -----------
                                           $    85,744       $    95,001       $   330,700               $   183,979
                                           ===========       ===========       ===========               ===========

(1) Represents elimination of intersegment sales from Mrs. Smith's bakeries, Inc. to Flowers Bakeries, Inc., which are transferred at standard costs.

                            FLOWERS INDUSTRIES, INC.
--------------------------------------------------------------------------------
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                 (000's omitted)


                                                     DECEMBER 30, 2000    January 1, 2000
                                                     -----------------    ---------------
ASSETS

     Current Asset                                       $  635,126          $  690,538

     Property, Plant & Equipment, net                     1,201,125           1,149,639

     Other Assets                                            95,120              88,715

     Cost in Excess of Net Tangible Assets, net           1,141,076             971,586
                                                         ----------          ----------

     Total Assets                                        $3,072,447          $2,900,478
                                                         ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

     Current Liabilities                                 $  639,923          $  655,797

     Long-Term Debt                                       1,315,424           1,208,630

     Deferred Income Taxes                                  176,283             162,470

     Postretirement/Postemployment Obligations               63,274              64,772

     Facility Closing Costs and Severance                    22,519              30,188

     Other Liabilities                                       54,996              56,289

     Minority Interest                                      257,086             183,578

     Common Stockholders' Equity                            542,942             538,754
                                                         ----------          ----------

     Total Liabilities and Stockholders' Equity          $3,072,447          $2,900,478
                                                         ==========          ==========

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ from those projected. Other factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect the company's prospects in general include, but are not limited to, changes in general economic and business conditions (including the baked foods markets), the availability of capital on acceptable terms, actions of competitors and customers, the extent to which the company is able to develop new products and markets for its products and such other factors as are described in the company's filings with the Securities and Exchange Commission.


Company Contacts: Marta Jones Turner, Vice President of Corporate Communications
                  and Investor Relations, (912) 227-2348; Mary Krier, Director of Communications, (912) 227-2333